

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2002

FRANCE TELECOM

(Translation of registrant's name into English)

6, place d'Allcray, 75505 Paris Cedex 15, France
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-___)

Enclosure: A press release dated June 19, 2002 announcing the termination of an agreement between France Telecom and Deutsche Telekom dated June 21, 2000.







france telecom

www.francetelecom.com

Paris, June 19, 2002

France Telecom and Deutsche Telekom have today agreed to terminate their agreement dated 21 June 2000 relating to the appr. 20.5 million shares of France Telecom held by Deutsche Telekom and providing for certain lock up arrangements.

Pursuant to this termination, Deutsche Telekom has disposed of its appr. 20.5 million France Telecom shares in a block trade transaction to a financial intermediary with the consent of France Telecom. These shares are sold in a private placement process and therefore this transaction should not affect the day to day trading of the France Telecom stock.

Press Contact :

Nilou du Castel
01 44 44 93 93
nilou.ducastel@francetelecom.com

Press release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM



Dated: June 20, 2002

By: ____________________
Name: Jean-Claude Grynberg
Title: Director, Investor Relations